Sub-Item 77E: Legal Proceedings

The SEC’s Division of Enforcement and the New York Attorney General’s Office are investigating aspects of The Hartford’s variable annuity and mutual fund operations related to market timing.

To date, the SEC’s and New York Attorney General’s market timing investigations have not resulted in the initiation of any formal action against The Hartford by these regulators. However, The Hartford believes that one or both of the SEC and the New York Attorney General’s Office are likely to take some action against The Hartford at the conclusion of the respective investigations. The Hartford is engaged in discussions regarding the potential resolution of these investigations. The potential timing of any resolution of any of these matters or the initiation of any formal action by these regulators is difficult to predict. The Hartford does not expect any such action to result in a material adverse effect on the funds. However, if the SEC or another regulatory agency brings an action seeking injunctive relief, the funds’ adviser and/or sub-advisers could be barred from serving in their advisory capacity unless relief is obtained from the SEC. There can be no assurance that such relief, if sought, will be granted.

In addition, The Hartford has been served with five putative national class actions, now consolidated into a single putative class action, In Re Hartford Mutual Funds Fee Litigation, which is currently pending before the United States District Court for the District of Connecticut. In the consolidated amended complaint in this action, filed on October 20, 2004, plaintiffs make “direct claims” on behalf of investors in The Hartford Retail Funds and “derivative claims” on behalf of the Retail Funds themselves. Plaintiffs (including Linda Smith, the lead plaintiff) allege that excessive or inadequately disclosed fees were charged to investors in the Retail Funds, that certain fees were used for improper purposes, and that undisclosed, improper, or excessive payments were made to brokers, including in the form of directed brokerage. Plaintiffs are seeking compensatory and punitive damages in an undetermined amount; rescission of the Retail Funds’ investment advisory contracts, including recovery of all fees which would otherwise apply and recovery of fees paid; an accounting of all Retail Fund related fees, commissions, directed brokerage and soft dollar payments; and restitution of all allegedly unlawfully or discriminatorily obtained fees and charges. Defendants moved to dismiss the consolidated amended complaint in this action in December 2006. On January 30, 2007, the plaintiffs moved for leave to file a second amended complaint.  The proposed second amended complaint eliminated previously asserted claims against the funds’ directors, the derivative claims and the state law claims. On February 23, 2007, the court issued an order granting the motion for leave to file the second amended complaint, and, on March 22, 2007, the plaintiffs filed their second amended complaint.  The court has not yet established a schedule for the defendants’ motions to dismiss the second amended complaint.  The defendants in the second amended complaint include The Hartford Financial Services Group, Inc., Hartford Investment Financial Services, LLC, Wellington Management Company, LLP, Hartford Investment Management Company, Hartford Securities Distribution Company, Inc. and PLANCO Financial Services Inc.  This litigation is not expected to result in a material adverse effect on the funds.